January 16, 2009

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: International Flavors & Fragrances Inc.

File Reference 1-4858

Form 10-K for the year ended December 31, 2007

Form 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008

Dear Mr. Decker:

The Company is furnishing the following supplementary information and comments with reference to the matters and questions raised in your letter dated January 13, 2009. The items below correspond to the matters raised in your letter; the questions raised by the Commission have been repeated, and the Company’s response immediately follows. We have also generally discussed this response with Jeffrey Gordon of the Staff.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.     Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Company Response:

Additional disclosures or other revisions to our future filings are included, as applicable, in the Company’s response; in each instance, such additional disclosures are identified as such.

Item 8 – Financial Statements

Note 8 – Borrowings, page 50

2.

We have reviewed your response to prior comment 2. We note that you have included specified items within your calculation of EBITDA. Since this measure of EBITDA is not computed as commonly defined, please revise the title you use. One choice may be to call it adjusted EBITDA. See Question 14 of our FAQ Regarding the use of Non-GAAP Financial Measures dated June 13, 2003.

Company Response

As discussed with the Staff on January 15, 2009, in the future we will refer to our debt covenant based on EBITDA as “adjusted” EBITDA. As also discussed, in accordance with the requirements of SK Item 10, we will include the covenant calculation, as well as the accompanying non-GAAP reconciliation to net income, in our MD&A rather than in the financial note.

Note 16 – Commitments and Contingencies, page 65

3.

We have reviewed your response to prior comment 3. We note that you have agreed to expand your discussion to address the number of claims of alleged respiratory illness due to exposure to flavor ingredients pending, the number of claims filed during the period presented and the number of claims dismissed, settled or otherwise resolved during the period presented. As previously requested, please disclose this information for each balance sheet date and period presented. Please also disclose whether or not there are any limits on how much additional insurance coverage is available and how close you are to reaching those limits.

Company Response

(i)	Information for “period presented”

As discussed with the Staff on January 15, 2009, we believe that presenting the information concerning number of claims pending, filed, and dismissed, settled or otherwise resolved should be presented only for the most recent balance sheet date and the corresponding period then ended. We believe that presenting earlier information would not provide significant or material information to investors and, because of the nature of these claims, could have the potential to mislead investors since there is not necessarily any trend in the filing or dismissal of these claims and we think the most recent experience to date would provide the most useful information to investors. None of these claims are the subject of any class action litigation and are all individual claims. These claims are also unlike claims covered by mass tort litigation such as asbestos litigation. The Company would also need to expend a fair amount of time and effort to assemble the information for 2007 in a form appropriate for audit, without, in the Company’s view, providing an equivalent benefit to investors. We therefore believe that the information is best provided for the most recent period presented.

(ii)	Information concerning available insurance coverage

As we discussed with the Staff, disclosure concerning the amount of insurance could be highly prejudicial in connection with defending and trying claims (and, for this reason, court rules do not permit defendants to obtain insurance information). Disclosure of the amount of insurance could also facilitate potential new claims, as the amount of excess available insurance is information which potential future plaintiffs or plaintiffs’ attorneys would likely consider important in deciding whether or not to initiate a claim.

We regularly assess our available insurance coverage, including our limits of coverage, from a materiality viewpoint, and we believe that we currently have satisfactory insurance coverage.

As a result, we include in our existing disclosure that, based on available information and other factors, including “the availability of insurance”, we do not expect the outcome of any of the above claim, singly or in the aggregate, will have a material adverse effect on our financial condition, results of operations or liquidity.

In the future, in order to make it clear that we assess our available insurance, including our limits of coverage, from a materiality viewpoint, we will specifically state as part of our disclosure that:

“We periodically assess our insurance coverage for all known claims, taking into account aggregate coverages by occurrence, limits of coverage, self-insured retentions and deductibles, historical claims experience, and claims experience with insurers.”

Further, if in the future we determine that our limits of insurance coverage, taking into account the above factors, could be expected to have a material impact on our business or our results of operations, cash flows, or liquidity, we will include appropriate disclosure in our periodic report(s).

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If you require additional clarification on any of the foregoing responses or have any additional comments, please contact me at 212-708-7291.

In connection with responding to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ Richard A. O’Leary

Richard A. O’Leary

Vice President, Corporate Development and Interim Chief Financial Officer